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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ventracor Ltd

*CURRENT ADDRESS

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4630 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/30/04

82-4630

ventracor

RECEIVED

2004 AUG 25 A 11: 34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S 6-30-04

asx announcement

Ventracor increases expenditure as it moves closer to sales

Sydney 18 August 2004: Ventracor Limited today announced its results for the 12 months ended 30 June 2004.

Ventracor Chairman Mr John Massey said: "Through the hard work of the Ventracor team and CEO Dr Colin Sutton, the company has accomplished a number of significant milestones, including five additional human implants of its VentrAssist™ during the financial year, in gravely ill patients at The Alfred hospital in Melbourne."

"A global trial to gain CE Mark approval for sales in the European Union will begin shortly. The CE Mark trial for VentrAssist™ will involve at least six trial centres and the selection criteria for patients will be broader than for the pilot trial. In addition, the company's facilities were expanded to include new clean rooms and a major upgrading of its manufacturing capabilities", he said.

As previously indicated, Ventracor has adopted a policy of bringing inhouse critical processes, of which the new clean rooms were the first phase. The company has now entered into an agreement for the supply, commissioning, maintenance and support of another major item of manufacturing equipment - an inhouse carbon coating chamber.

The company has also advised the market that it will submit an Investigational Device Exemption (IDE) to the US FDA to begin its US Pivotal Trials. To expedite the design and conduct of this trial, and to ensure that it conforms to the US FDA requirements, the company has entered into a significant agreement, which is currently being ratified, with an internationally recognised New York-based clinical trials management group.

Mr. Massey said total expenditure for the year had increased in line with expectations from $14,936,000 in 2003 to $18,775,000 in the current financial year. Expenditure of $7 million was incurred on manufacturing, production, clinical affairs, regulatory affairs, quality assurance, and clinical training to support current and anticipated clinical trial activity.

Consistent with Ventracor's long established policy, research and development expenditure is expensed in the year in which it is incurred. The total amount expensed during the financial year was $3,578,000.

"This accelerated expenditure resulted in a loss for the year of $15.9 million. However, at 30 June 2004, Ventracor had cash reserves of more than $60 million", Mr Massey said.

About Ventracor

Ventracor is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets. Ventracor is planning to obtain a significant share of the massive worldwide LVAS market, which independent analysts expect to grow to between $US7.5 billion and $US12 billion per annum by the end of this decade.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 386 84958 or 0419 744 955

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3100

Appendix 4E

Preliminary Final Report

Period ending 30 June 2004

Name of Entity	Ventracor Limited
ABN	46 003 180 372
Financial Year ended	30 June 2004
Previous corresponding period	30 June 2003

Results for announcement to the market

				$A'000
Revenue from ordinary activities	*down*	*52%*	*to*	2,876,000
Net Loss from ordinary activities after tax attributable to members	*up*	*70%*	*to*	15,899,000
Net Loss for the period attributable to members	*up*	*70%*	*to*	15,899,000

Dividend Distributions	*Amount Per Security*	*Franked amount Per Security*
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividends	Not Applicable	

	Current period	Previous corresponding period
Net Tangible Asset backing per ordinary share	34.3 cents	8.0 cents

<u>*Commentary on the Results:*</u>

Revenue

Revenues were reduced in comparison to the previous corresponding as a result of the sale of the eHealth division in January 2003. That division contributed $5,229,000 in revenues in the previous corresponding period.

Explanation of Net loss

The company incurred a net loss for the year of $15,899,000 reflecting the continued focus towards commercialisation of the VentrAssist^{TM} heart device. During the financial year, a further five human implants were performed as part of a pilot trial at the Alfred Hospital. The aim of the Pilot Trial is to evaluate the safety of the device in up to 10 patients. A Pivotal CE Trial will begin shortly now that sufficient safety data is available from implanted pilot trial patients.

The company's progressive transition towards commercialisation has necessitated increased expenditure in infrastructure and staffing requirements for the production of VentrAssist™ systems to support both current and anticipated clinical trials. During the financial year, the company continued to expand its quality assurance, regulatory and clinical affairs activities to engage Australian and international regulatory bodies and hospitals. These activities are an essential part of Ventracor's ambitions to bring the VentrAssist™ system to market in a timely manner.

Total expenditure for the year increased in line with expectations from $14,936,000 in the previous corresponding period to $18,775,000 in the current financial year. Expenditure totalling $7,164,000 was incurred on production, clinical affairs, regulatory affairs, quality assurance, and clinical training to support current and anticipated clinical trial activity. The company's facilities were expanded to include a clean room as well as an upgrading of the manufacturing area. Facilities expenditure totalling $1,564,000 was incurred. Additional management and administration expenditure was also incurred to support Ventracor's expanding activities.

Consistent with the company's policy, research and development expenditure is expensed in the year in which it is incurred. The total amount expensed during the financial year was $3,578,000 (2003: $3,091,000).

Refer to the attached and Financial Report for further details. The financial report is based on accounts which have been audited.

Bernadette Kerrigan
Company Secretary
17 August 2004

Ventracor Limited

ABN: 46 003 180 372

Financial Report
30 June 2004

This financial report covers both Ventracor Limited as an individual entity (Parent Entity) and the Consolidated Entity consisting of Ventracor Limited and its controlled entities.

Ventracor Limited is a public company limited by shares, incorporated and domiciled in Australia.

The registered office is:	The principal place of business is:
C/o Clayton Utz	126 Greville Street
215 Adelaide Street	Chatswood NSW 2067
Brisbane QLD 4215	

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 3 to 11.

Contents of Financial Report

Through the use of the internet, the Company has ensured that its corporate reporting is timely, complete and available globally at minimum cost to the Company. All Australian Stock Exchange announcements, press releases, financial reports, corporate governance policies, Board charters and other information are available on its website **www.ventracor.com**.

For queries in relation to the Company's reporting please call +61-2-9406 3100 or email finance@ventracor.com.

Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004. Ventracor Limited and its controlled entities together are referred hereafter in the Directors' Report as "Ventracor" or the "Company"

1. DIRECTORS

The following persons were directors of Ventracor Limited during the whole of the financial year and up to the date of this report:

John Massey
John Ward
Katherine Woodthorpe
Elizabeth Nosworthy

Colin Sutton was appointed Managing Director on 11 November 2003 and continues in office at the date of this report.

Michael Spooner was Managing Director from the beginning of the financial year until his resignation on 11 November 2003.

2. PRINCIPAL ACTIVITIES

The principal activities of the Company are the research, development, manufacture and commercialisation of a Left Ventricular Assist System (LVAS) and other related technologies.

3. DIVIDENDS

No dividends were paid or declared during the financial year and no dividend is recommended in respect of this financial year.

4. REVIEW OF OPERATIONS AND RESULTS

The net loss for the year of $15,899,000 was in line with expectations. The result reflects Ventracor's continued focus towards commercialisation of the VentrAssist™ heart device with a further five human implants performed during the financial year as part of a pilot trial conducted at the Alfred Hospital in Melbourne. The aim of the Pilot Trial is to evaluate the safety of the device in up to 10 patients. A Pivotal CE Trial will begin shortly now that sufficient safety data is available from implanted pilot trial patients.

In August 2003, Ventracor raised $33.75m gross through the placement of 15 million ordinary shares at $2.25 per share to Australian and International Institutions and sophisticated investor clients of ABN Amro Morgans. A subsequent Renounceable Rights Issue of 1 new share for every 12 at $2.25 and a top-up facility raised a further $33.35 million gross. These capital raisings have significantly reduced the risk of being able to fund the commercialisation of VentrAssist™.

At 30 June 2004, the Company had cash reserves of $60,794,000.

Ventracor's progressive transition to commercialisation has necessitated increased expenditure in infrastructure and staffing requirements for the production of VentrAssist™ systems to support both current and anticipated clinical trials. During the financial year, the Company continued to expand its quality assurance, regulatory and clinical affairs activities to engage Australian and international regulatory bodies and hospitals. These activities are an essential part of Ventracor's ambitions to bring the VentrAssist™ system to market in a timely manner.

Total expenditure for the year increased in line with expectations from $14,936,000 in the prior financial year to $18,775,000 in the current financial year. Expenditure totalling $7,164,000 was incurred on production, clinical affairs, regulatory affairs, quality assurance, and clinical training to support current and anticipated clinical trial activity. The Company's facilities were expanded to include a clean room as well as an upgrading of the manufacturing area. Facilities expenditure totalling $1,564,000 was incurred. Additional management and administration expenditure was also incurred to support Ventracor's expanding activities.

Consistent with Ventracor's policy, research and development expenditure is expensed in the year in which it is incurred. The total amount expensed during the financial year was $3,578,000 (2003: $3,091,000).

5. EARNINGS PER SHARE

	2004 Cents	2003 Cents
Basic earnings per share (loss)	(8.6)	(5.8)

Diluted earnings per share (loss)	(8.5)	(5.7)

6. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

a) An increase in Contributed Equity of $66,316,000 (from $55,306,000 to $121,622,000) as a result of:

	2004 $'000
- Issue of 15,000,000 fully paid ordinary shares @ $2.25 each	33,750
- Rights issue of 14,824,491 fully paid ordinary shares @ $2.25 each	33,355
- Issue of 935,000 fully paid ordinary shares @ between $0.77 and $1.05 each on exercise of options granted under approved option plans	831
	67,936
Less: transaction costs arising on share issues	(1,620)
Net increase in share capital	66,316

b) Net cash received from the increase in contributed equity is being used to fund the commercialisation of VentrAssist™ as outlined in the Review of Operations and Results.

c) On 11 November 2003, Dr Colin Sutton was appointed to the role of Managing Director and CEO. Colin has considerable experience and detailed knowledge of the heart health area, success in the transformation of a Company through managing R&D, quality control and clinical trials to becoming commercially profitable and cash-flow positive. .This change came at a crucial time in the development of the VentrAssist™ artificial heart, as it moves closer to European and US trials and ultimately, approval for worldwide commercial use.

d) A substantial upgrading of the Company's facilities has been undertaken during the financial year. Capital expenditure has been incurred which underpins the strategic decision to base manufacturing of VentrAssist™ in Australia and to bring in-house all critical operations and processes.

	2004 $'000
Total Plant & Leasehold expenditures including commissioning of clean room, and upgrading of the manufacturing facility	2,197

e) Ventracor has received confirmation from the Australian Taxation Office in respect of its election to form a tax consolidation group for income tax purposes with effect from 1 July 2002. There is no significant impact on the results of Ventracor and its controlled entities for the financial year or on the eligibility of tax losses available for utilisation in future periods. .

7. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since 30 June 2004, the Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants will be provided over the next three years and will assist the Company to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney.

On 29 July 2004, the Company announced the appointment of the British Standards Institution (BSI) as its notified body for the upcoming CE mark trial. Results to date from Ventracor's pilot trial at The Alfred hospital in Melbourne to prove safety have been very good and the Company is on track to finalise trial site enrolments in the pivotal trial and begin its broader CE Mark trial. In this respect, the Company is currently initiating potential CE Mark trial sites and conducting training for surgical and support staff.

Ventracor has entered into an agreement for the supply, installation, implementation, maintenance and support of a major item of manufacturing equipment, an in-house carbon coating chamber. The total capital commitment is for USD1,900,000.

A significant agreement is currently being ratified with the International Centre for Health Outcomes and Innovation Research at Columbia University in the city of New York for the design and conduct of a US Pivotal trial.

Except for the matters discussed above, no other matter or circumstance has arisen since 30 June 2004 that has significantly affected or may affect:
a) Ventracor's operations in future financial years, or
b) the results of the operations in future financial years, or
c) Ventracor's state of affairs in future financial years.

8. LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in Ventracor's operations and expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the Company.

9. ENVIRONMENTAL REGULATION

Ventracor's operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, believes that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

10. INFORMATION ON CURRENT DIRECTORS

Director	Experience	Particulars of directors' interests in shares and options of Ventracor Limited	
		Shares	Options
Chairman			
John Massey BCom CPA FAICD FAIM	Independent non-executive Chairman since July 1998, Chairman of the Remuneration and Nomination Committees and member of the Audit Risk and Compliance Committee. John became a full-time Company director in December 1997, and brings to the Board his extensive and broadly based commercial experience, leadership and strategic development skills developed over many years as a Chairman, Director and CEO spanning many industries. Currently Chairman of AV Syntec and Cardno Limited and a Director of Dairy Australia and the K R Castlemaine Foods Group. He is also a National Director of the Australian Institute of Company Directors. His previous appointments include being the Chief Executive Officer of Grainco, QDL Pharmaceuticals and Thomas Cook and directorships which include Northstate Capital. The Kerwee Pastoral Group, Globex, Day Dawn and Darling Downs Foods. Age 58	707,500	500,000
Non-executive directors			
Elizabeth Nosworthy BA LLB LLM FAICD	Independent non-executive director since July 2002 and member of the Audit Risk and Compliance Committee and Nomination Committee. Elizabeth is a lawyer and a former partner of national legal firm Freehills. She had more than 20 years experience as a commercial lawyer before she left the law in 1995 to follow a career as a full time non-executive director. Elizabeth currently holds a number of directorships of public and private sector organisations. These include Chairman of Prime Infrastructure Management Limited, Commander Communications Limited and Stanwell Corporation Limited. She is also a director of GPT Management Limited and a Council Member of the National Gallery of Australia. Her previous appointments include directorships of Telstra Corp Ltd, David Jones Limited, Australian National Industries Ltd, Queensland Treasury Corporation, Port of Brisbane Corporation, Australia TradeCoast and Brisbane Airport Corporation Limited. She is an ex-chairman of the Qld Biotechnology Advisory Council and was a member of the National Competition Council for five years.	110,000	-

	Elizabeth was the first woman president of the Queensland Law Society in 1986/87 and was a Councillor of the Law Council of Australia. She was the second Chancellor and first woman Chancellor of Bond University. She is currently an adjunct Professor of Law at the University of Queensland and is a former Council Member of the Australian National University Elizabeth is a Fellow of the Australian Institute of Company Directors and the winner of the AICD (Qld Division) 2001 Gold Medal Award for an Outstanding Director. Age 58.		
John Ward BSc FAICD FAIM FAMI FCILT	Independent non-executive director since August 2001 and Chairman of the Audit Risk and Compliance Committee and member of the Nomination Committee. John is a professional Company director and management consultant. He was formerly Managing Director and Chief Executive of Qantas Airways Limited. This culminated a 25 year career with the airline in a variety of corporate and line management roles covering Australia, Asia, Europe and North America. Subsequent to that, he spent seven years at News Corporation where his focus was primarily on the development and commercialisation of convergence opportunities in media, technology and communications He is also an Honorary Life Governor of the Research Foundation of Information Technology, Chairman of Transonic Travel Limited, a Director of Adelaide Airport Limited, Brisbane Airport Corporation Limited and Tourism NSW. Age 58	43,916	300,000
Katherine Woodthorpe PhD BSc FAICD	Independent non-executive director since June 1998 and member of the Remuneration Committee and Nomination Committee. Katherine is an independent consultant assisting research institutions and technology companies with their commercialisation strategies. Katherine is a director of Insearch Limited, Australian Cancer Technologies Limited, Sustainable Tourism Holdings, The Warren Centre and Chairman of Cooperative Research Centre for Antarctic Climate and Ecosystems. She is a member of Council of University of Technology, Sydney and Director of Environmental Biotechnology CRC Ltd. Her previous roles include CEO of the Technology Industries Exporters Group, Deputy Chairman of the Australian Business Foundation and Director of Agenix Limited. Age 48	275,000	300,000
Executive Director – Managing Director and CEO (from 11 November 2003)			
Colin Sutton PhD	Appointed Managing Director and Chief Executive Officer in November 2003 and a member of the Nomination Committee. Colin Sutton was Chief Executive Officer, Sirtex Limited from 2000 to 2003 where he was responsible for the rapid commercialisation of a new a liver cancer therapy. This included undertaking an initial public offering, clinical trials and establishing markets in the USA, Europe and Asia. Prior to this he was Director Asia Pacific for Air-Shields Inc, a Philadelphia based manufacturer of neonatal equipment, where he was responsible for sales in the region. Before joining Air-Shields he had an 18 year career with Telectronics Limited, a manufacturer of implantable pacemakers, defibrillators and other medical devices. Commencing in 1975 as International Marketing Executive, he later held various Chief Executive positions in North America, Asia Pacific and Europe covering marketing, research & development, manufacturing and clinical affairs. Colin was appointed to the board of various companies within the Telectronics Group and was a member of the Executive	50,000	-

Committee.

Colin holds a PhD from the School of Chemical Engineering, University of New South Wales and is a Fellow of the Australian Institute of Directors and Life Member of the University NSW Sports Association.

He is a non-executive director of Unisearch Limited, is Chairman of Polartechnics Limited and has served on various other public company boards. Age 62.

11. COMPANY SECRETARY

The Company Secretary is Ms Bernadette Kerrigan ACIS. Bernadette was appointed Company Secretary/Legal Counsel in May 2003. Prior to joining the Company, Bernadette spent some 12 years with the Nucleus Group of Companies where she was Company Secretary/Legal Counsel, prior to that some 8 years in the mining industry as Legal Officer then as Company Secretary/Legal Counsel after commencing her career as a lawyer with Freehill, Hollingdale and Page in Sydney.

12. MEETINGS OF DIRECTORS

The numbers of meetings of the Company's directors (including meetings of committees of directors) held during the year ended 30 June 2004 and the numbers of meetings attended by each director were:

Director	Directors' Meetings		Committee Meetings					
			Audit Risk and Compliance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B
John Massey	14	14	4	4	3	3	2	2
Elizabeth Nosworthy	14	12	4	4	3	3	*	*
John Ward	14	14	4	4	3	3	*	*
Katherine Woodthorpe	14	14	*	*	3	3	2	2
Colin Sutton	5	5	*	*	1	1	*	*
Michael Spooner	5	5	*	*	2	0	*	*

A – Number of meetings held during time the director held office or was a member of the committee during the year
B – Number of meetings attended
* – Not a member of the specified Committee

13. REMUNERATION OF DIRECTORS AND EXECUTIVES

Please refer to note 18 of the financial statements for details of Directors and Executives emoluments.

Principles used to determine the nature and amount of remuneration
The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- alignment/linkage of performance to executive compensation
- transparency

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The framework provides a mix of fixed and variable pay, and performance incentive rewards.

Non-executive directors' fees
Non-executive directors' fees are approved by the Board within the aggregate previously approved by shareholders in general meeting. The Remuneration Committee takes into account the level and structure of fees being paid by peer group companies as well as recognising the evolving needs of the Company. In making its recommendation to the Board, the Remuneration Committee usually seeks independent advice to ensure market relativity.

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board.

The current base remuneration was last reviewed with effect from 1 April 2004. Directors' remuneration is inclusive of committee fees. Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $450,000 in total for the non-executive directors' fee pool.

Retirement allowances for non-executive directors
The Company does not provide retirement allowances for non-executive directors.

Executive pay
The executive pay and reward framework currently has two components:

- base pay and benefits, including superannuation
- short-term performance incentives (bonuses)

The combination of these components constitutes the executive's total remuneration.

Subject to shareholder approval, the Company intends to introduce long-term equity-linked performance incentives for executives and other staff commencing 1 July 2004.

Base pay
Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits.

Executives are offered a competitive base pay that comprises the fixed component of pay and performance incentive rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any employment contracts.

Benefits
Executives receive subsidised participation in the Company's group salary continuance scheme.

Retirement benefits
Retirement benefits are delivered under the Ventracor Employee Superannuation Plan, an independently managed fund. Minimum contributions are based on employer contributions established under the Superannuation Guarantee Scheme.

Short-term incentives (STI)
From 1 July 2004, "at risk" cash incentives (bonuses) of up to 10% of total remuneration are payable to executives based on the attainment of agreed corporate, departmental and individual milestones. Milestones are established to ensure that value is created for shareholders consistent with the business plan. Details of the bonus incentive plan applicable to the Managing Director are disclosed at note 18 of the financial statements.

Ventracor Option Plans
Information on the approved option plans is set out below and in notes 18 and 22 of the financial statements. The issue of further options under the option plans has been suspended for the time being.

Details of remuneration
Details of the remuneration of each director of Ventracor Limited and each of the 5 officers of the Company and the consolidated entity receiving the highest emoluments for the year ended 30 June 2004 are set out in the following tables:

Directors of Ventracor Limited:

2004	Primary			Post-employment		Equity	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
John Massey	83,750	-	-	7,538	-	14,24	105,532
Elizabeth Nosworthy	42,500	-	-	3,825	-		46,325
John Ward	43,750	-	-	3,938	-	8,54	56,234
Katherine Woodthorpe	42,500	-	-	3,825	-	8,54	54,871
Colin Sutton [1]	233,824	66,664	-	15,540	-		316,028
Michael Spooner [2]	504,211	50,000	24,537	112,308	-	28,48	719,543
Total	**950,535**	**116,664**	**24,537**	**146,974**	**-**	**59,82**	**1,298,533**

[1] Colin Sutton was appointed Managing Director on 11 November 2003.
[2] Michael Spooner resigned as Managing Director on 11 November 2003. The above payments includes termination payments totalling $450,000.

Total remuneration of directors of Ventracor Limited for the year ended 30 June 2003 is set out below.

2003	Primary			Post-employment		Equity	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
John Massey	80,000	-	-	7,200	-	35,33	122,530
Elizabeth Nosworthy [1]	37,833	-	-	3,405	-		41,238
John Ward	40,000	-	-	3,600	-	21,19	64,798
Katherine Woodthorpe	40,000	-	-	3,600	-	21,19	64,798
Michael Spooner	328,212	100,000	41,879	29,539	-	70,66	570,291
Total	**526,045**	**100,000**	**41,879**	**47,344**	**-**	**148,38**	**863,655**

[1] Elizabeth Nosworthy was appointed a director on 11 July 2002.

Other Executive Officers of Ventracor Limited:

2004	Primary			Post-employment		Equity	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
John Woodard	288,992	10,000	-	26,909	-	14,24	340,145
John Begg	146,789	10,000	-	14,111	-	14,24	185,144
Peter Ayre	105,454	10,000	12,553	11,529	-	14,24	153,780
Bernadette Kerrigan	150,803	-	-	13,572	-		164,375
Douglas Watson [1]	123,854	10,000	-	12,047	-		145,901
Total	**815,892**	**40,000**	**12,553**	**78,168**	**-**	**42,73**	**989,345**

[1] Resigned on 30 July 2004.

Share-based compensation – options

Options have been granted in the past under option plans which were approved by shareholders. During and since the end of the financial year, no options were granted over the unissued ordinary shares of Ventracor Limited to any of the directors or the 5 most highly remunerated officers of the Company. The issue of further options under the option plans has been suspended for the time being.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable and vesting date [1]
15 November 2001	30 November 2006	$0.77	$0.27	100% after 30 November 2002
15 November 2001	30 November 2006	$1.05	$0.20	100% after 30 November 2003
15 November 2001	30 November 2006	$1.40	$0.15	100% after 30 November 2005

[1] The grants of options made on 15 November 2001 were for a five year period, with 25% of options vesting in November 2002, 25% in November 2003 and the balance in November 2005 at exercise prices of $0.77, $1.05 and $1.40 respectively. The options are conditional on continued employment at the vesting date. A total of 1,242,500 options vested on 30 November 2003.

All employees and directors of Ventracor Limited and its controlled entities were eligible to participate in the plans. Options were granted under the plans for no consideration. Under the plans the exercise price of options issued could not be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the 5 days immediately preceding the offer.

Options granted under the plans carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share.

Ventracor Limited has adopted the Australian Securities and Investment Commission Practice Note – *New Financial Reporting and Procedural Requirements*, and accordingly has calculated the attributable value of options for the year using the Black-Scholes option pricing model. The following key assumptions as at the date of issue have been adopted: risk-free rate of interest: 4.75%; volatility of share price: 40%; dividend yield: nil; expected life of options: period from grant date to expiry date.

14. SHARES UNDER OPTION

Unissued ordinary shares in Ventracor Limited under option at the date of this report are as follows:

Date options granted	Expiry Date	Issue Price of Shares	Number
11 February 2000	31 October 2004	$0.93	1,275,000
15 November 2001	30 November 2006	$0.77	547,500
15 November 2001	30 November 2006	$1.05	960,000
15 November 2001	30 November 2006	$1.40	1,920,000

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Shares issued during the year on the exercise of options are disclosed in note 15 of the financial statements. Additional information on options is included in notes 18 and 22 of the financial statements.

15. SHARES ISSUED ON THE EXERCISE OF OPTIONS

The following ordinary shares of Ventracor Limited were issued during the year ended 30 June 2004 on the exercise of options granted under approved option plans. No further shares have been issued since that date. No amounts are unpaid on any of the shares:

Date options granted	Issue Price of Shares	No. of shares issued
11 February 2000	$0.93	200,000
15 November 2001	$0.77	452,500
15 November 2001	$1.05	282,500

16. INSURANCE OF OFFICERS

During the financial year, Ventracor Limited paid premiums of $137,559 to insure officers of the Company and its controlled entities. The officers covered by the insurance policy include the directors, company secretary, chief executive officer and all other executive officers. The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company or a controlled entity.

The Company has entered into an agreement to indemnify the officers of the Company, including the directors, company secretary, chief executive and all other executive officers in respect of any liability that relates to:

(a) a third party (other than the consolidated entity or a related body corporate) unless the liability arises out of conduct involving a lack of good faith; and
(b) for legal costs incurred in successfully defending civil or criminal proceedings or in connection with proceedings in which relief is granted under the Corporations Act 2001.

No liability has arisen under these indemnities as at the date of this report.

17. ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

18. AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
17 August 2004

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Sales revenue	3	-	1,680	-	1,680
Cost of sales		-	(483)	-	(483)
Gross profit		-	1,197	-	1,197
Other revenues from ordinary activities	3	2,876	4,369	3,064	4,369
Other expenses from ordinary activities					
Sales marketing and manufacturing (eHealth)		-	(1,084)	-	(1,084)
Research and development		(3,578)	(3,091)	(3,578)	(3,091)
Manufacturing engineering		(670)	-	(670)	-
Production and quality assurance		(4,909)	(3,099)	(4,909)	(3,099)
Regulatory and clinical affairs		(1,712)	(558)	(1,712)	(558)
Marketing and clinical support		(543)	(686)	(543)	(686)
Management and administration		(7,363)	(5,039)	(7,245)	(5,039)
Carrying amount of net assets of discontinued operations sold	6	-	(951)	-	(951)
Borrowing costs		-	(5)	-	(5)
Other		-	(423)	-	(423)
Loss from ordinary activities before related income tax expense	4	(15,899)	(9,370)	(15,593)	(9,370)
Income tax expense	5	-	-	-	-
Net loss	16	(15,899)	(9,370)	(15,593)	(9,370)
Net loss attributable to members of Ventracor Limited after related income tax expense		(15,899)	(9,370)	(15,593)	(9,370)
Total changes in equity attributable to members of Ventracor Limited other than those resulting from transactions with owners as owners		(15,899)	(9,370)	(15,593)	(9,370)

	Note	Cents	Cents
Basic earnings per share (loss)	27	(8.6)	(5.8)
Diluted earnings per share (loss)	27	(8.5)	(5.7)

The above statements of financial performance should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
CURRENT ASSETS					
Cash assets	7	60,794	12,612	60,794	12,612
Receivables	8	230	79	230	79
Other	9	219	90	219	90
Total Current Assets		61,243	12,781	61,243	12,781
NON-CURRENT ASSETS					
Receivables	10	-	-	118	-
Property, plant and equipment	11	4,367	1,876	4,367	1,876
Total Non-Current Assets		4,367	1,876	4,485	1,876
Total Assets		65,610	14,657	65,728	14,657
CURRENT LIABILITIES					
Payables	12	1,628	1,223	1,628	1,223
Provisions	13	432	267	432	267
Total Current Liabilities		2,060	1,490	2,060	1,490
NON-CURRENT LIABILITIES					
Provisions	13	56	90	56	90
Other	14	-	-	-	188
Total Non-Current Liabilities		56	90	56	278
Total Liabilities		2,116	1,580	2,116	1,768
NET ASSETS		63,494	13,077	63,612	12,889
EQUITY					
Contributed equity	15	121,622	55,306	121,622	55,306
Accumulated losses	16	(58,128)	(42,229)	(58,010)	(42,417)
TOTAL EQUITY		63,494	13,077	63,612	12,889

The above statements of financial position should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of GST)		-	2,215	-	2,215
Payments to suppliers and employees (inclusive of GST)		(17,776)	(14,525)	(17,776)	(14,525)
Interest received		2,876	759	2,876	759
Grants received		-	56	-	56
Other revenue received		-	61	-	61
Borrowing costs paid		-	(5)	-	(5)
Net cash outflow from operating activities	26(b)	(14,900)	(11,439)	(14,900)	(11,439)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment	11	(3,234)	(1,071)	(3,234)	(1,071)
Proceeds from sale of discontinuing operations	6	-	3,493	-	3,493
Net cash inflow/(outflow) from investing activities		(3,234)	2,422	(3,234)	2,422
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		67,936	1,857	67,936	1,857
Share issue transaction costs		(1,620)	-	(1,620)	-
Net cash inflow from financing activities		66,316	1,857	66,316	1,857
Net increase/(decrease) in cash held		48,182	(7,160)	48,182	(7,160)
Cash at the beginning of the financial year		12,612	19,772	12,612	19,772
Cash at the end of the financial year	26(a)	60,794	12,612	60,794	12,612

The above statements of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, and except where stated, does not take into account current valuation of non current assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Ventracor Limited (the "parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Ventracor Limited and its controlled entities together are referred to in this financial report as the "consolidated entity".

The effects of all transactions between entities in the consolidated entity are eliminated in full.

(b) Cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand as well as highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(c) Receivables

Sales made on credit and due 30 - 60 days are included in trade debtors at the amount due at balance date, net of a provision for amounts estimated to be uncollectible.

(d) Inventories

Inventories are not currently capitalised as recoverability is uncertain.

(e) Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The expected useful lives are as follows:

Leasehold improvements	4 - 5 years
Plant and equipment	3 - 20 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(f) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(g) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or, where it is likely that the Company will obtain ownership of the asset, the life of the asset. Refer note 1(e) for expected useful lives.

Operating lease payments are charged to the statements of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(h) Constructed non-current assets

The capitalised cost of constructed non-current assets includes all materials and direct labour used on the project.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Tax consolidation legislation

Ventracor Limited and its wholly-owned Australian controlled entities have elected to form a tax consolidation group for income tax purposes with effect from 1 July 2002. The Australian Taxation Office has been notified and has confirmed the decision. Ventracor Limited as the head entity recognises all of the future income tax benefits, deferred assets and liabilities of the tax consolidated group (after elimination of intragroup transactions).

The Company has entered into a tax sharing agreement with the members of the tax consolidation group. The agreement is aimed at achieving an allocation of the group's income tax expense to subsidiaries within the tax consolidated group as if they were operating on a stand-alone basis. The subsidiaries party to the agreement will reimburse Ventracor Limited for an amount calculated as if it were on a stand-alone basis. Similarly, Ventracor Limited will reimburse subsidiaries for losses when they are utilised to reduce group tax payable.

The financial effects of the tax sharing agreement are eliminated in accordance with note 1(a).

(j) Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable, and bank balances, in foreign currencies are translated into Australian currency at the rate of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(k) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(l) Acquisition of Assets

The purchase method of accounting is used for all acquisitions regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

(m) Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk-adjusted discount rate.

(n) Intangible Assets

(i) Research and Development Expenditure

All research and development expenditure is expensed as incurred including the VentrAssist™ and other related technologies.

(ii) Patents and Trademarks Expenditure

All patents and trademarks expenditure is expensed as incurred.

(o) Investments

Interests in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Maintenance and repairs

Certain plant and equipment is subject to a scheduled programme of calibration and maintenance. The costs of this maintenance is expensed as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(e). Other routine operating maintenance, repair and minor renewal costs are expensed as incurred.

(r) Web site costs

Costs incurred in building or enhancing the Company web site, together with the costs of maintenance are expensed.

(s) Employee Entitlements

(i) Wages and Salaries and Annual Leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave are recognised as the amount unpaid at the reporting date in respect of employees' services up to that date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus Plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits

Equity-based compensation benefits have been provided to employees via approved option plans.
Information relating to the plans is set out in note 22.

No accounting entries are made in relation to the option plans until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in note 18 include the assessed fair values of options at the date they were granted.

(t) Unearned Revenue

Amounts received in advance of delivery of goods are included in unearned revenue.

(u) Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.

Grant revenue is recognised on an accruals basis over the relevant period of the grant.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Earnings per Share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net loss attributable to members of the Company, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(w) Comparatives

Where necessary, comparative figures have been restated to enhance comparability with the current financial year. In the current financial year, changes have been made to comparative information in the Statements of Financial Performance as follows:

(i) Expenses from ordinary activities

Functional expense classifications have been re-defined consistent with the evolving nature of Ventracor's business, and its progressive transition towards commercialisation.

(x) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue AASB equivalents to IFRS, and Urgent Issues Group abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian International Financial Reporting Pronouncements (AIFRPs). The adoption of AIFRPs will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The parent entity has established a project team to manage the transition to AIFRPs, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is led by the Financial Controller and reports to the Audit Risk and Compliance Committee. A timetable for managing the transition to AIFRPs has been established. To date, the project team has obtained an overview of most of the AIFRPs and has broadly identified the key areas of impact. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 First-time Adoption of Australian International Financial Reporting Pronouncements. Some of these choices are still being analysed to determine the most appropriate accounting policies.

To date, the following potential changes to the accounting policies of the Consolidated Entity have been identified:

(i) Income Tax

Under the Australian equivalent to IAS12 *Income Taxes*, a new method of accounting for income taxes, known as the "balance sheet liability method" will be adopted replacing the current "tax effect income statement" approach. The new method will represent a change to the current accounting policy as it will require the recognition of deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

(ii) Equity-based compensation benefits

Whilst the Company has disclosed the fair values of options at grant dates using the Black-Scholes option pricing model, under the Australian equivalent to *IFRS 2 Share-based payment*, equity-based compensation to employees will be recognised as an expense in respect of the services received over the vesting period.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(iii) Employee Benefits

Under the Australian equivalent to IAS 19 *Employee Benefits*, expected future payments in respect of long-term employee liabilities must be discounted using a high quality corporate bond rate. Presently, expected future payments are discounted using interest rates on national government guaranteed securities.

(iv) Impairment Testing

Under the Australian equivalent to IAS 36 *Impairment of Assets*, certain items of plant and equipment may require determination of their recoverable amounts (as either part of a cash generating unit or individually dependent on the circumstances) by discounting cash flows using a risk-adjusted and asset-specific discount rate.

This is not expected to have a significant impact on the consolidated entity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Revenue

Under the Australian equivalents to IAS 18 *Revenue* and IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*, Government grants will be recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. Currently, government grants are recognised as revenue over the relevant period of the grant.

(vi) Hedging

Whilst the Company does not currently have a requirement for a formal hedging policy, there may be significant foreign currency denominated transactions in the future. IAS 39 - *Financial Instruments: Recognition and Measurement* recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting which may result, in volatility in the future reported results.

The above should not be regarded as a complete list of changes as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRPs on the financial position and reported results of the consolidated entity.

(y) Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

2. SEGMENT INFORMATION

Business Segments
The Company was organised in Australia in the following division by product and service type.

eHealth Segment

This segment was discontinued on 10 January 2003 (see note 6). It designed, manufactured, marketed and distributed electrocardiograph (ECG) monitoring equipment to assist medical professionals in the field of human and veterinary medicine. Sales were through a network of dedicated distributors, with the major markets being Australia, USA, Europe and Asia.

VentrAssist™ Segment

The VentrAssist™ segment has designed and developed a Left Ventricular Assist System (LVAS) and related technologies. During the year ended 30 June 2004 the segment continued to move progressively towards commercialisation of the VentrAssist™ device, with a further five human implants performed as part of a Pilot Trial at the Alfred Hospital.

The segment utilises specialist medical companies in Australia and internationally to assist in the production of "artificial heart" pumps for the clinical trials. Final testing and assembly of the "artificial heart" pumps is carried out in Australia. The applied research department is currently investigating other fields of use for the LVAS technologies and applications for related technologies.

Geographical Segments

Although the consolidated entity's divisions are managed in Australia, the eHealth division operated in Australia, USA, Europe and Asia.

Primary reporting – business segments

	eHealth segment		VentrAssist™ segment		Consolidated	
	2004	2003	2004	2003	2004	2003
	$'000	$'000	$'000	$'000	$'000	$'000
External segment revenue	-	5,229	-	-	-	5,229
Inter-segment revenue	-	-	-	-	-	-
Total segment revenue (excluding interest)	-	5,229	-	-	-	5,229
Unallocated interest income					2,875	759
Unallocated other revenue					1	61
Revenue from ordinary activities					2,876	6,049
Segment result	-	2,298	(13,118)	(9,224)	(13,118)	(6,926)
Unallocated revenue less unallocated expenses					(2,781)	(2,444)
Loss from ordinary activities before income tax					(15,899)	(9,370)
Income tax expense					-	-
Net loss					(15,899)	(9,370)
Assets						
Segment assets	-	-	4,580	1,955	4,580	1,955
Unallocated assets					61,030	12,702
Total assets					65,610	14,657
Liabilities						
Segment liabilities	-	-	1,957	1,580	1,957	1,580
Unallocated liabilities					159	-
Total liabilities					2,116	1,580
Acquisition of non-current assets	-	13	3,234	1,058	3,234	1,071
Depreciation and amortisation	-	484	621	66	621	550

2. SEGMENT INFORMATION (cont)

Secondary reporting – geographical segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Australia	-	231	65,610	14,657	3,234	1,071
USA	-	514	-	-	-	-
Europe	-	921	-	-	-	-
Asia	-	14	-	-	-	-
Other countries	-	-	-	-	-	-
	-	1,680	65,610	14,657	3,234	1,071

Notes to and forming part of the segment information

(a) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 - *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors and employee entitlements. Segment assets and liabilities do not include income taxes.

(b) Inter-segment Transfers

There are no inter-segment transfers.

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
3. REVENUE				
Revenue from operating activities				
Sale of goods	-	1,680	-	1,680
Revenue from outside operating activities				
Government grants	-	56	-	56
Interest	2,875	759	2,875	759
Proceeds from sale of discontinued operations	-	3,493	-	3,493
Other	1	61	189	61
	2,876	4,369	3,064	4,369
Total Revenue	2,876	6,049	3,064	6,049

Revenues from sale of goods ceased in January 2003, as explained in Note 6 – Discontinued Operations

4. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following specific items:

Amortisation				
- *leasehold improvements*	96	122	96	122
- licenses	-	55	-	55
Depreciation – plant and equipment	525	373	525	373
Net loss on disposal of plant and equipment	122	-	122	-
Rental expense	369	201	369	201
Borrowing costs - lease finance charge	-	5	-	5
Net foreign exchange losses	4	69	4	69
Research and development	3,578	3,091	3,578	3,091

5. INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Loss from ordinary activities before income tax expense	(15,899)	(9,370)	(15,593)	(9,370)
Income tax calculated at 30%	(4,770)	(2,811)	(4,678)	(2,811)
Tax effect of permanent differences:				
Additional deduction for research and development expenditure	(1,084)	(751)	(1,084)	(751)
Sundry items	44	50	(47)	50
Income tax adjusted for permanent differences	(5,810)	(3,512)	(5,809)	(3,512)
Future income tax benefit not recognised	5,810	3,512	5,809	3,512
Income tax expense	-	-	-	-
Potential future income tax benefit attributable to tax losses not booked	19,079	11,403	19,079	11,403

The future income tax benefit will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Franking Credits		
Franking credits available for subsequent financial years based on a tax rate of 30%.	108	108

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Tax consolidation legislation

Ventracor Limited and its wholly-owned Australian controlled entities have elected to form a tax consolidation group for income tax purposes with effect from 1 July 2002. The accounting policy on implementation of the legislation is set out in note 1(i).

6. DISCONTINUED OPERATIONS

On 10 January 2003 the sale of certain assets (excluding trade debtors and certain intellectual property) of the eHealth division was completed. By retaining some key intellectual property the Company will be able to utilise this in the development of its core technologies. The disposal is consistent with Ventracor Limited's long-term strategy to focus on the significantly larger market associated with the Company's VentrAssist™ heart assist and related technologies.

Comparative financial information for the eHealth division as at 10 January 2003 was as follows:

	2003 $'000
Financial performance information for the period ended 10 January 2003	
Revenue from ordinary activities	1,736
Revenue from the sale of the operations	3,493
Total revenue from ordinary activities	5,229
Expenses from ordinary activities	1,980
Carrying amount of net assets of discontinuing operations sold	951
Total expenses from ordinary activities	2,931
Profit / (loss) from ordinary activities before income tax	2,298
Income tax expense	-
Net Profit / (loss)	2,298
Carrying amount of assets and liabilities as at 10 January 2003	
Plant and Equipment	54
Trade Debtors	-
Inventories	769
Intangible Assets	127
Cash float	1
Total Assets	951
Trade creditors	-
Provision for employee entitlements	-
Total Liabilities	-
Net Assets	951

	2003 $'000
Details of the sale of the assets of the discontinued operation	
Cash received	3,493
Carrying value of assets sold	(951)
Gain on sale before related income tax	2,542
Income tax expense	-
Gain on sale after related income tax expense	2,542

7. CURRENT ASSETS - CASH ASSETS

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Cash at bank and on hand	25	125	25	125
Cash deposits and bank bills	60,769	12,487	60,769	12,487
	60,794	12,612	60,794	12,612

Cash deposits and bank bills comprise cash-equivalent assets with short periods to maturity (for the balances at the reporting date, maturity was 30 days or less). These bear floating interest rates between 5.15% and 5.45% (2003: 4.69% and 4.92%).

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
8. CURRENT ASSETS - RECEIVABLES				
Current				
Other debtors	230	79	230	79
9. CURRENT ASSETS - OTHER				
Prepayments	217	90	217	90
Security Deposits	2	-	2	-
	219	90	219	90
10. NON-CURRENT ASSETS - RECEIVABLES				
Amounts receivable from controlled entities	-	-	118	-
11. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT				
Leasehold Improvements – at cost	1,320	158	1,320	158
Less: accumulated depreciation	(99)	(123)	(99)	(123)
Total leasehold improvements	1,221	35	1,221	35
Plant and Equipment – at cost	4,146	2,911	4,146	2,911
Less: accumulated depreciation	(1,000)	(1,070)	(1,000)	(1,070)
Total plant and equipment	3,146	1,841	3,146	1,841
	4,367	1,876	4,367	1,876

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Consolidated and Parent Entity		
	Leasehold Improvements $'000	Plant & Equipment $'000	Total $'000
Net Book Value			
Carrying amount at 1 July 2003	35	1,841	1,876
Additions	1,305	1,929	3,234
Disposals	(23)	(99)	(122)
Depreciation/Amortisation expense (note 4)	(96)	(525)	(621)
Carrying amount at 30 June 2004	1,221	3,146	4,367

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
12. CURRENT LIABILITIES - PAYABLES				
Trade creditors and accruals	1,628	1,223	1,628	1,223
13. PROVISIONS				
Current				
Employee benefits	432	267	432	267
Non-Current				
Employee benefits	56	90	56	90

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
14. OTHER LIABILITIES				
Non-Current				
Amounts owed to controlled entities	-	-	-	188
15. CONTRIBUTED EQUITY				
Share capital				
193,365,493 (2003: 162,606,002) ordinary shares fully paid	121,622	55,306	121,622	55,306

Movements in ordinary share capital of Ventracor Limited during the past two years were as follows:

Details	Note	No. of Shares	$'000
Balance – 30 June 2002		159,289,502	53,448
Options exercised	22	3,316,500	1,858
Balance – 30 June 2003		162,606,002	55,306
Options exercised	22	935,000	831
Share Placement		15,000,000	33,750
Rights Issue		14,824,491	33,355
Less: Transaction costs arising on share issues			(1,620)
Balance – 30 June 2004		193,365,493	121,622

Share Placement and Rights Issue
Two tranches of fundraising were undertaken during the period. In August 2003, the Company successfully raised $33.75m gross through the placement of 15 million ordinary shares at $2.25 per share to Australian and International Institutions and sophisticated investor clients of ABN Amro Morgans. A subsequent Renounceable Rights Issue of 1 new share for every 12 at $2.25 and a top-up facility raised a further $33.35 million gross. These raisings have significantly reduced the risk of being able to fund the commercialisation of VentrAssist™.

Ordinary Shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Options
Information relating to approved option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 22.

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
16. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(42,229)	(32,859)	(42,417)	(33,047)
Net loss for the financial year	(15,899)	(9,370)	(15,593)	(9,370)
Accumulated losses at the end of the financial year	(58,128)	(42,229)	(58,010)	(42,417)

17. FINANCIAL INSTRUMENTS

Net Fair Value
The net fair values of financial assets and financial liabilities approximate their carrying amounts.

Credit Risk
The credit risk on financial assets which have been recognised on the statements of financial position is generally the carrying amount, net of any provisions.

The consolidated entity did not have any material credit risk exposure to any single debtor or group of debtors at balance date.

Cash assets include bills which are generally subject to credit risk in the event of default by the acceptor. However, the risk was mitigated by ensuring that the bills at 30 June 2004 were accepted by banks.

Interest Rate Risk
Cash at bank and on hand - is held in at call bank accounts with variable interest receivable thereon at ruling market bank rates which were approximately 1.0% at 30 June 2004 (2003: 1.0%).

Cash deposits and bank bills mature in July 2004 with fixed interest receivable thereon at approximately 5.45% (2003: 4.70%).

Receivables and payables – generally no interest is receivable or payable thereon.

Derivative Financial Instruments
The consolidated entity imports some goods and services in foreign currencies. It maintains a US dollar bank account to protect against exchange rate movements in relation to such transactions, however, the parent entity and its controlled entities do not use derivative financial instruments.

18. DIRECTOR AND EXECUTIVE DISCLOSURES

Directors
The following persons were directors of Ventracor Limited during the financial year:

Chairman – non-executive
John Massey

Executive directors
Colin Sutton, *Managing Director (from 11 November 2003)*
Michael Spooner, *Managing Director (from 1 July 2003 to 11 November 2003)*

Non-executive directors
Elizabeth Nosworthy
John Ward
Katherine Woodthorpe

Executives (other than directors) with the greatest authority for strategic direction and management
The following persons were executives with the greatest authority for the strategic direction and management of the consolidated ("specified executives") during the financial year:

Name	Position	Employer
John Woodard	Business Development and Clinical Director	Ventracor Limited
Peter Ayre	Manager – Research and Development Group	Ventracor Limited
Douglas Watson	Manager – Manufacturing *(resigned 30 July 2004)*[1]	Ventracor Limited
Bernadette Kerrigan	Legal Counsel and Company Secretary	Ventracor Limited
Monica Hope	Manager – Clinical, Regulatory, QA *(commenced 1 September 2003)*	Ventracor Limited
Victor Windeyer	Manager – R&D Projects *(commenced 17 November 2003)*	Ventracor Limited
Vanio Calgaro	Financial Controller *(from 1 March 2004)*	Ventracor Limited
David Smullen	Finance Manager *(from 1 July 2003 – 28 November 2003)*	Ventracor Limited

[1] Subsequent to Douglas Watson's resignation, the manufacturing function has been expanded with two appointments having been made. Both appointees have had extensive experience in the manufacture of active implantible medical devices.

John Woodard and Peter Ayre were also specified executives during the year ended 30 June 2003.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration
The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- alignment/linkage of performance to executive compensation
- transparency

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The framework provides a mix of fixed and variable pay, and performance incentive rewards.

Amounts disclosed for remuneration of directors and specified executives exclude insurance premiums of $137,559 paid by the consolidated in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the directors' report.

Subsidised contributions to the Company's group salary continuance scheme are also excluded from the disclosed remuneration of the Managing Director and specified executives as the premium paid is not specified in respect of individual participants within the plan.

Non-executive directors' fees
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board within the aggregate previously approved by shareholders in general meeting, currently $450,000. The Remuneration Committee takes into account the level and structure of fees being paid by peer group companies as well as recognising the evolving needs of the Company. In making its recommendation to the Board, the Remuneration Committee usually seeks independent advice to ensure market relativity. Non-executive directors no longer receive share options as the issue of further options under the option plans has been suspended for the time being.

The current base remuneration was last reviewed with effect from 1 April 2004. Directors' fees are inclusive of committee fees. .

Retirement allowances for directors
The Company does not provide retirement allowances for non-executive directors.

Executive pay
The executive pay and reward framework currently has two components:

- base pay and benefits, including superannuation
- short-term performance incentives

The combination of these components constitutes the executive's total remuneration. Subject to shareholder approval, the Company intends to introduce long-term equity-linked performance incentives specifically for executives and other staff commencing 1 July 2004.

Base pay
Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits.

Executives are offered a competitive base pay that comprises the fixed component of pay and performance incentive rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any employment contracts.

Benefits
Executives receive subsidised participation in the Company's group salary continuance scheme.

Retirement benefits
Retirement benefits are delivered under the Ventracor Employee Superannuation Plan, an independently managed fund. Minimum contributions are based on employer contributions established under the Superannuation Guarantee Scheme.

Short-term incentives (STI)
From 1 July 2004, "at risk" cash incentives (bonuses) of up to 10% of total remuneration are payable to executives based on the attainment of agreed corporate, departmental and individual milestones. Milestones are established to

ensure that value is created for shareholders consistent with the business plan. Details of the bonus incentive plan applicable to the Managing Director, Colin Sutton are disclosed on page 29.

Ventracor Option Plans

Information on the approved Option Plans is set out below and at Note 22. The issue of further options under the option plans has been suspended for the time being. .

Details of remuneration

Details of the remuneration of each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Ventracor Limited:

2004	Primary			Post-employment		Equity	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Options $**	**Total $**
John Massey	83,750	-	-	7,538	-	14,244	105,532
Elizabeth Nosworthy	42,500	-	-	3,825	-		46,325
John Ward	43,750	-	-	3,938	-	8,546	56,234
Katherine Woodthorpe	42,500	-	-	3,825	-	8,546	54,871
Colin Sutton [1]	233,824	66,664	-	15,540	-		316,028
Michael Spooner [2]	504,211	50,000	24,537	112,308	-	28,487	719,543
Total	**950,535**	**116,664**	**24,537**	**146,974**	**-**	**59,823**	**1,298,533**

[1] Colin Sutton was appointed Managing Director on 11 November 2003.
[2] Michael Spooner resigned as Managing Director on 11 November 2003. The above payments includes termination payments totalling $450,000.

Total remuneration of directors of Ventracor Limited for the year ended 30 June 2003 is set out below.

2003	Primary			Post-employment		Equity	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Options $**	**Total $**
John Massey	80,000	-	-	7,200	-	35,330	122,530
Elizabeth Nosworthy [1]	37,833	-	-	3,405	-		41,238
John Ward	40,000	-	-	3,600	-	21,198	64,798
Katherine Woodthorpe	40,000	-	-	3,600	-	21,198	64,798
Michael Spooner	328,212	100,000	41,879	29,539	-	70,661	570,291
Total	**526,045**	**100,000**	**41,879**	**47,344**	**-**	**148,387**	**863,655**

[1]Elizabeth Nosworthy was appointed a director on 11 July 2002.

Specified executives of the consolidated entity:

2004	Primary			Post-employment		Equity	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Options $**	**Total $**
John Woodard	288,992	10,000	-	26,909	-	14,244	340,145
Peter Ayre	105,454	10,000	12,553	11,529	-	14,244	153,780
Bernadette Kerrigan	150,803	-	-	13,572	-	-	164,375
Douglas Watson [1]	123,854	10,000	-	12,047	-	-	145,901
Monica Hope [2]	93,361	5,000	-	8,852	-	-	107,213
Victor Windeyer [3]	55,281	-	-	4,975	-	-	60,256
Vanio Calgaro [4]	45,872	-	-	4,128	-	-	50,000
David Smullen [5]	64,985	-	-	5,849	-	-	70,834
Total	928,602	35,000	12,553	87,861	-	28,488	1,092,504

1 Resigned on 30 July 2004.
2 Commenced 1 September 2003
3 Commenced 17 November 2003
4 Commenced 1 March 2004
5 For the period from 1 July 2003 until his resignation on 28 November 2003

Total remuneration of specified executives for the year ended 30 June 2003 is set out in aggregate below. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046 *Director and Executive Disclosures by Disclosing Entities.* In some cases, different individuals are included than those specified in the year ended 30 June 2004.

2003	Primary			Post-employment		Equity	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Total	1,152,780	55,044	69,293	108,806	217,245	208,606	1,811,774

Service agreements

Remuneration and other terms of employment for the Managing Director are formalised in a service agreement. In addition to a total fixed remuneration package, it provides for a performance-related cash bonus, other benefits including the reimbursement of properly incurred business expenditure, and subject to shareholder approval, participation in a proposed long term, equity linked performance incentive plan.

Formalised service agreements have not been entered into with the specified executives apart from John Woodard. All executives have entered into a Deed of Agreement (addressing issues of confidentiality and restraint of trade) in consideration of their ongoing employment, including participation in STI's (as outlined above) and, subject to shareholder approval, the proposed equity linked incentive plan. Furthermore, all Company officers, including executives, enter into a Deed of Indemnity in which the Company agrees to insure the officer against certain risks and to indemnify the officer in respect of certain liabilities incurred whilst acting as an officer of the Company.

Major provisions of the agreements relating to the remuneration are set out below. In addition, details in respect of options issued in the past under the approved option plans are provided on page 30.

Colin Sutton, *Managing Director and CEO*

- Term of agreement – Commencing 11 November 2003 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $400,000 to be reviewed annually by the remuneration committee.
- Bonus incentive scheme, based on annual performance criteria set by the Remuneration Committee, of up to a maximum of $120,000 per annum.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to six months base salary, inclusive of superannuation, plus a pro rata amount of any bonus payable under the Bonus Incentive Scheme and subject to Board approval, the value of any incentive share scheme.
- A long term incentive whereby Dr Sutton could receive a maximum of 400,000 ordinary shares for $nil consideration, over the period to 31 December 2006. This incentive is subject to meeting certain performance criteria and subject to shareholder approval at the Company's next general meeting. In the event shareholders do not approve the proposed plan for Dr Sutton, he will be entitled to a cash sum equivalent to the value of the shares, subject to the same performance hurdles.

Michael Spooner, *Managing Director and CEO*

- Agreement terminated on resignation on 11 November 2003.
- Base salary, inclusive of superannuation, for the period ended 11 November 2003 of $191,057.
- Payment of a performance bonus based on performance criteria set by the Remuneration Committee. For the period ended 11 November 2003 a performance bonus of $50,000 was paid.
- An additional amount of $500,000 was paid upon his resignation.

John Woodard, *Manager – Business development and Clinical Director*

- Term of agreement – Commencing 1 March 1999 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $315,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to nine months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Peter Ayre, Manager, *Research and Development Group*

- Term of agreement – Commencing 21 October 1999 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $130,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to two months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Bernadette Kerrigan, *Legal Counsel and Company Secretary*

- Term of agreement – Commencing 5 May 2003 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $153,500 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Douglas Watson, *Manager – Manufacturing*

- Agreement terminated on resignation on 30 July 2004
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $135,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.

Monica Hope, *Manager – Clinical, Regulatory, QA*

- Term of agreement – Commencing 1 September 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $125,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Victor Windeyer, Manager – *Research and Development Projects*

- Term of agreement – Commencing 17 November 2003 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $100,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Vanio Calgaro, *Financial Controller*

- Term of agreement – Commencing 1 March 2004 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $150,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

David Smullen, *Finance Manager*

- Agreement terminated on resignation on 28 November 2003
- Base salary, inclusive of superannuation, for the period ended 11 November 2003 of $70,834.

Share-based compensation – options

Options have been granted in the past under option plans which were approved by shareholders. During and since the end of the financial year, no options were granted over the unissued ordinary shares of Ventracor Limited to any of the directors or the specified executives of the Company. The issue of further options under the option plans has been suspended for the time being.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable and vesting date[1]
15 November 2001	30 November 2006	$0.77	$0.27	100% after 30 November 2002
15 November 2001	30 November 2006	$1.05	$0.20	100% after 30 November 2003
15 November 2001	30 November 2006	$1.40	$0.15	100% after 30 November 2005

'The grants of options made on 15 November 2001 was for a five year period, with 25% of options vesting in November 2002, 25% in November 2003 and the balance in November 2005 at exercise prices of $0.77, $1.05 and $1.40 respectively. The options are conditional on continued employment at the vesting date. A total of 1,242,500 options vested on 30 November 2003.

All employees and directors of Ventracor Limited and its controlled entities were eligible to participate in the plans. Options were granted under the plans for no consideration. Under the plans the exercise price of options issued could not be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

Options granted under the plans carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration
There were no options granted during the financial year. However, during the financial year, the Board extended, by 19 days, the exercise period in relation to 250,000 options previously granted to Michael Spooner as part of his termination agreement.

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Ventracor Limited has adopted the Australian Securities and Investment Commission Practice Note – New Financial Reporting and Procedural Requirements, and accordingly has calculated the attributable value of options for the year using the Black-Scholes option pricing model. The following key assumptions as at the date of issue have been adopted: risk-free rate of interest: 4.75%; volatility of share price: 40%; dividend yield: nil; expected life of options: period from grant date to expiry date.

Shares provided on exercise of remuneration options
Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each director of Ventracor Limited and each of the specified executives of the consolidated entity are set out below.

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year
Directors of Ventracor Limited		
Michael Spooner (resigned 11 November 2003)	31 May 2004	500,000
Specified executives of the consolidated entity		
John Woodard	30 December 2003	200,000
John Woodard	26 September 2003	125,000

The amounts paid per ordinary share by each director and executive on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
26 September 2003	$0.77
30 December 2003	$0.933
31 May 2004	$0.77, $1.05

No amounts are unpaid on any shares issued on the exercise of options.

Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Lapsed during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Ventracor Limited						
John Massey	500,000	-	-	-	500,000	250,000
John Ward	300,000	-	-	-	300,000	150,000
Katherine Woodthorpe	300,000	-	-	-	300,000	150,000
Michael Spooner (resigned 11 November 2003)	1,000,000	-	500,000	500,000	-	-
Specified executives of the consolidated entity						
John Woodard	1,500,000	-	325,000	-	1,175,000	925,000
Peter Ayre	375,000	-	-	-	375,000	125,000

There are no options which are vested and unexercisable at the end of the year.

Share holdings
The numbers of shares in the Company held during the financial year by each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Acquisitions (disposals) during the year	Balance at the end of the year
Directors of Ventracor Limited				
John Massey	707,500	-	-	707,500
Elizabeth Nosworthy	110,000	-	-	110,000
John Ward	40,000	-	3,916	43,916
Katherine Woodthorpe	275,000	-	-	275,000
Colin Sutton (commenced 11 November 2003)	-	-	50,000	50,000
Michael Spooner (resigned 11 November 2004)	53,000	500,000	4,417	557,417
Specified executives of the consolidated entity				
John Woodard	-	325,000	(200,000)	125,000
Peter Ayre	17,750	-	(14,750)	3,000
Douglas Watson	7,500	-	-	7,500
Monica Hope [1] (commenced 1 September 2003)	-	-	-	-
Victor Windeyer (commenced 17 November 2003)	460	-	-	460

[1]A personally-related entity acquired and disposed of 80,000 shares during the year.

19. AUDITORS' REMUNERATION	**Consolidated 2004 $**	**Consolidated 2003 $**	**Parent Entity 2004 $**	**Parent Entity 2003 $**
Ventracor's auditor and its related practices earned the following remuneration:				
Audit or review of financial reports of the entity	51,364	33,365	51,364	33,365
Other audit-related work	22,104	4,050	22,104	4,050
Taxation compliance				
- Year end 2002	-	13,000	-	13,000
- Year end 2003	11,500	13,000	11,500	13,000
- Year end 2004	13,200	-	13,200	-
Other taxation services	14,500	20,715	14,500	20,715
PricewaterhouseCoopers Legal	-	1,818	-	1,818
Total remuneration	112,668	85,948	112,668	85,948

It is the Ventracor's policy not to engage its external auditors for any project that would put the firm in a position of auditing its own work or that would otherwise be inappropriate for a firm to exercise fully objective and impartial judgement. Any proposal to engage the Company's external auditors for non-audit services requires pre-approval by the Audit Risk and Compliance Committee where the fees are expected to exceed $10,000.

20. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent asset

ARC Grant
Subsequent to year end, the Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants will be provided over the next three years and will assist the Company to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney. The contingent asset has not been recognised as a receivable at 30 June 2004 as it is dependent upon the signing of a formal agreement.

Contingent liabilities

The detail and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information which would lead them to believe that these liabilities would crystallise and consequently, no provisions are included in the financial statements in respect of these matters

START Grant
To date the parent entity has received a START Grant from the Industry Research and Development Board totalling $3,880,000. As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the Company breaching the agreement or an insolvency event occurring. The directors consider these circumstances unlikely.

Total grants received in the financial year to 30 June 2004 were $nil (2003: $56,241).

Guarantees
On 31 July 2003, the parent entity obtained a bank guarantee in respect of its rental obligations in the amount of $122,090.

Remuneration
The remuneration package of the Managing Director, Dr Colin Sutton, includes a long term incentive whereby he could receive a maximum of 400,000 ordinary shares for $nil consideration, over the period to 31 December 2006. This incentive is subject to meeting certain performance criteria and subject to shareholder approval at the Company's next general meeting. In the event shareholders do not approve the proposed plan for Dr Sutton, he will be entitled to a cash sum equivalent to the value of the shares, subject to the same performance hurdles. The directors consider it is not practicable to estimate the financial effect of this contingent liability at this stage.

21. COMMITMENTS FOR EXPENDITURE

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Operating Leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	490	-	490	-
Later than one year but not later than 5 years	1,430	-	1,430	-
Commitments not recognised in the financial Statements	1,920	-	1,920	-
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	1,184	-	1,184	-

22. EMPLOYEE BENEFITS

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
(a) Employee benefits and related on-costs liabilities				
- Included in payables (note 12)	116	67	116	67
- Included in provisions (note 13)	488	357	488	357
Aggregate employee benefit and related on-cost liabilities	604	424	604	424

	Consolidated 2004 Number	Consolidated 2003 Number	Parent Entity 2004 Number	Parent Entity 2003 Number
(b) Employee numbers				
- Average number of employees during the financial year	96	69	96	69

As explained in note 1(s)(ii), amounts for long service leave that are expected to be settled more than 12 months from the reporting date are measured at their present values.

(c) Ventracor Option Plans

Details in relation to approved option plans are provided in the Directors' Report and at note 18.

Set out below are summaries of options granted under the plans.

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Issued during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number
Consolidated and parent entity – Financial Year 2004							
11 Feb 00	31 Oct 04	$0.93	1,475,000	-	200,000	-	1,275,000
15 Nov 01	30 Nov 06	$0.77	1,000,000	-	452,500	-	547,500
15 Nov 01	30 Nov 06	$1.05	1,250,000	-	282,500	7,500	960,000
15 Nov 01	30 Nov 06	$1.40	2,500,000	-	-	580,000	1,920,000
Total			6,225,000	-	935,000	587,500	4,702,500
Consolidated and parent entity – Financial Year 2003							
Mar 98	30 Mar 03	$0.35	959,001	-	942,334	16,667	-
Mar 98	30 Mar 03	$0.40	433,333	-	433,333	-	-
Mar 98	30 Mar 03	$0.45	733,333	-	733,333	-	-
11 Feb 00	31 Oct 02	$0.78	1,105,000	-	-	1,105,000	-
11 Feb 00	31 Oct 04	$0.93	2,210,000	-	580,000	155,000	1,475,000
15 Nov 01	30 Nov 06	$0.77	1,790,000	-	627,500	162,500	1,000,000
15 Nov 01	30 Nov 06	$1.05	1,790,000	-	-	540,000	1,250,000
15 Nov 01	30 Nov 06	$1.40	3,580,000	-	-	1,080,000	2,500,000
Total			12,600,667		3,316,500	3,059,167	6,225,000

The market value of the parent's shares as at the end of the year was $1.40 (2003: $1.47) and the average over the 5 days immediately prior to the end of the year was $1.46 (2003: $1.41). If all options outstanding at 30 June 2004 were exercised, they would represent 2.4% (2003: 3.7%) of total ordinary shares.

Ventracor recognises proceeds received as contributed equity upon exercise of options. No remuneration expense has been recognised at the time of granting options.

(d) Options exercised during the financial year and number of shares issued to employees on the exercise of options

Exercise date	Fair value of shares at issue date[1]	Consolidated Financial Year 2004 Number	Consolidated Financial Year 2003 Number	Parent entity Financial Year 2004 Number	Parent entity Financial Year 2003 Number
17 July 2002	$0.58	–	10,000	–	10,000
30 October 2002	$0.76	–	10,000	–	10,000
2 December 2002	$0.88	–	17,500	–	17,500
5 December 2002	$0.85	–	7,500	–	7,500
30 December 2002	$1.01	–	25,000	–	25,000
3 January 2003	$0.96	–	7,500	–	7,500
16 January 2003	$1.06	–	174,000	–	174,000
17 January 2003	$1.08	–	7,500	–	7,500
21 January 2003	$1.26	–	112,500	–	112,500
22 January 2003	$1.29	–	156,667	–	156,667
23 January 2003	$1.22	–	296,666	–	296,666
24 January 2003	$1.15	–	236,667	–	236,667
28 January 2003	$1.10	–	67,500	–	67,500
30 January 2003	$1.13	–	500,000	–	500,000
3 February 2003	$1.15	–	172,500	–	172,500
17 February 2003	$1.18	–	132,500	–	132,500
20 February 2003	$1.14	–	7,500	–	7,500
21 February 2003	$1.13	–	155,000	–	155,000
25 February 2003	$1.13	–	30,000	–	30,000
5 March 2003	$1.02	–	7,500	–	7,500
17 March 2003	$0.96	–	115,000	–	115,000
19 March 2003	$1.10	–	305,000	–	305,000
24 March 2003	$1.06	–	100,000	–	100,000
25 March 2003	$1.04	–	200,000	–	200,000
26 March 2003	$1.06	–	197,500	–	197,500
10 April 2003	$1.22	–	7,500	–	7,500
15 April 2003	$1.23	–	132,500	–	132,500
27 May 2003	$1.20	–	125,000	–	125,000
25 July 2003	$1.76	15,000	–	15,000	–
7 August 2003	$1.78	7,500	–	7,500	–
22 September 2003	$2.65	132,500	–	132,500	–
26 September 2003	$2.67	47,500	–	47,500	–
12 December 2003	$1.97	25,000	–	25,000	–
22 December 2003	$2.16	200,000	–	200,000	–
17 February 2004	$1.79	7,500	–	7,500	–
31 May 2004	$1.40	500,000	–	500,000	–
		935,000	3,316,500	935,000	3,316,500

[1]The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options. The actual exercise prices are set out at Note 22(c).

	Consolidated 2004 Number	Consolidated 2003 Number	Parent entity 2004 Number	Parent entity 2003 Number
(e) Options vested at the reporting date	2,782,500	2,475,000	2,782,500	2,475,000
	$'000	$'000	$'000	$'000
(f) Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	831	1,857	831	1,857
(g) Market value of shares issued to employees on the exercise of options as at their issue date	1,712	3,749	1,712	3,749

23. RELATED PARTIES

Directors and specified executives
Disclosures relating to directors and specified executives are set out in note 18.

Wholly – Owned Group
Ventracor Limited is the ultimate parent entity in the wholly-owned group comprising the Company and its wholly-owned controlled entities, Micromedical Systems Inc., Micromedical Industries Pty Ltd and Ventrassist Pty Ltd. Ownership interests in these controlled entities are set out in note 24.

Transactions between Ventracor Limited and other entities in the wholly-owned group during the years ended 30 June 2004 and 2003 are reflected in amounts receivable from and owed to the wholly-owned controlled entities (refer notes 10 and 14 respectively).

The Company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current financial year. The accounting and administrative assistance was provided free of charge and loans were interest free.

There have been no transactions arising between any of the entities in wholly-owned group in respect of the election to form a tax consolidation group.

24. INVESTMENTS IN CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Carrying Value of Investment 2004 $	2003 $
Micromedical Systems Inc.	USA	2	2
Micromedical Industries Pty. Ltd.	Australia	2	2
Ventrassist Pty. Ltd.	Australia	2	2
		6	6

All controlled entities are 100% owned directly by Ventracor Limited. All share capital consists of ordinary shares.

25. EVENTS OCCURRING AFTER REPORTING DATE

Since 30 June 2004, the Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants will be provided over the next three years and will assist the Company to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney.

On 29 July 2004, the Company announced the appointment of the British Standards Institution (BSI) as its notified body for the upcoming CE mark trial. Results to date from Ventracor's pilot trial at The Alfred hospital in Melbourne to prove safety have been very good and the Company is on track to finalise trial site enrolments in the pivotal trial and begin its broader CE Mark trial. In this respect, the Company is currently initiating potential CE Mark trial sites and conducting training for surgical and support staff.

Ventracor has entered into an agreement for the supply, installation, implementation, maintenance and support of a major item of manufacturing equipment an in-house carbon coating chamber. The total capital commitment is for USD1,900,000.

A significant agreement currently being ratified with the International Centre for Health Outcomes and Innovation Research at Columbia University in the city of New York for the design and conduct of a US Pivotal trial.

Since 30 June 2004, no other matter or circumstance has arisen that has significantly affected or may affect:

a) the consolidated entity's operations in future financial years, or
b) the results of the operations in future financial years, or
c) the consolidated entity's state of affairs in future financial years.

26. NOTES TO STATEMENTS OF CASH FLOWS

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
a. Reconciliation of Cash				
Cash at bank and on hand	25	12	2	12
Cash deposits and bank bills	60,769	12,48	60,76	12,48
Cash at the end of the financial year as per statements of cash flows	60,794	12,61	60,79	12,61

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
b. Reconciliation of Net Loss to Net Cash Outflow from Operating Activities				
Net loss	(15,899)	(9,370)	(15,593)	(9,370)
Depreciation and amortisation	621	550	621	550
Net loss on disposal of plant and equipment	122	-	122	-
Write down of amount owed to controlled entity	-	-	(188)	-
Gain on sale of discontinued operation	-	(2,542)	-	(2,542)
Changes in operating assets and liabilities				
(Increase)/decrease in:				
Receivables	(151)	176	(269)	176
Inventories	-	196	-	196
Other assets	(129)	(40)	(129)	(40)
Increase/(decrease) in:				
Payables	405	(254)	405	(254)
Unearned revenue	-	(110)	-	(110)
Employee entitlements	131	(45)	131	(45)
Net cash outflow from operating activities	(14,900)	(11,439)	(14,900)	(11,439)

27. EARNINGS PER SHARE

	Consolidated 2004	Consolidated 2003
Basic earnings per share (loss) - cents	(8.6)	(5.8)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	185,179,303	160,490,054
Diluted earnings per share (loss) - cents	(8.5)	(5.7)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	187,458,651	162,956,851

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss.

Options granted are treated as ordinary shares for determining diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in note 22.

The directors declare that the accompanying financial statements and notes:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
17 August 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Ventracor Limited

Audit opinion

In our opinion, the financial report of Ventracor Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Ventracor Limited and the Ventracor Limited Group (defined below) as at 30 June 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Ventracor Limited (the company) and the Ventracor Limited Group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

PRICEWATERHOUSECOOPERS

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in a document containing the Directors' report, our procedures include reading the Directors' report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

MW Chiang
Partner

Sydney
17 August 2004